SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 19, 2018

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips convenes the 2018 Annual General Meeting of Shareholders”, dated March 19, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 19th day of March, 2018.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Press Information

March 19, 2018

Philips convenes the 2018 Annual General Meeting of Shareholders

•	AGM agenda includes proposals to appoint Paul Stoffels and to re-appoint Orit Gadiesh as members of the Supervisory Board

•	AGM to be held on May 3, 2018

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today convenes the 2018 Annual General Meeting of Shareholders (AGM) and publishes the agenda with explanatory notes. The agenda includes proposals to appoint Paul Stoffels and to re-appoint Orit Gadiesh as members of the Supervisory Board.

In view of Philips’ transformation to a focused health technology company and its pivot to innovative value-added integrated solutions, the Supervisory Board proposes to appoint Mr Stoffels (1962, Belgian) as a member of the Supervisory Board per August 1, 2018. Mr Stoffels has in-depth knowledge across the pharmaceutical, medical device and consumer segments and has led teams to develop transformational new medicines and healthcare solutions. Mr Stoffels is currently Chief Scientific Officer at Johnson & Johnson, where he is also a member of its Executive Committee and chair of its R&D Management Committee.

Ms Gadiesh (1951, Israeli/American) is recommended to be re-appointed in view of her in-depth knowledge of marketing, technological developments and international business, which have proven to be valuable in the way she fulfils her role since 2014 as member of the Supervisory Board and Audit Committee. Subject to her re-appointment, Ms Gadiesh will retain her current position within the Audit Committee.

The AGM will be held at the Hotel Okura Amsterdam (Ferdinand Bolstraat 333, Amsterdam) on Thursday May 3, 2018, beginning at 14:00 hours CET.

Click here to view agenda with explanatory notes, the Annual Report 2017 (which was published on February 20, 2018), the binding recommendations and other documents relevant for the AGM.

For further information, please contact:

Ben Zwirs

Philips Group Press Office

Tel.: +31 6 15213446

E-mail: ben.zwirs@philips.com

March, 2018

Page: 2

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 59 77055

E-mail: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2017 sales of EUR 17.8 billion and employs approximately 74,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.